EXHIBIT 99.1

POET Technologies Confirms Receipt of Scheduled Payment

TORONTO, March 30, 2020 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (OTCQX: POETF; TSX Venture: PTK), the designer and developer of the POET Optical Interposer and Photonic Integrated Circuits (PICs) for the data center and tele-communication markets, today confirmed that it had received a scheduled payment from the Buyer of DenseLight.

In connection with the sale of DenseLight, its Singapore-based subsidiary, POET confirmed that it had received the scheduled Tranche 2b payment of US$8.25 million, despite the recent business interruptions in China resulting from COVID-19. The Company has initiated the transfer of an additional 32% of DenseLight shares from escrow to the Buyer (bringing the total to 81%).  The Buyer also confirmed that the Tranche 3 payment of US$5.00 million for the remaining 19% would be made by the end of May 2020.

About POET Technologies Inc.
POET Technologies is a developer and manufacturer of optical light source products for the sensing and data communications markets. Integration of optics and electronics is fundamental to increasing functional scaling and lowering the cost of current photonic solutions. POET believes that its approach to hybrid integration of devices, utilizing a novel dielectric platform and proven advanced wafer-level packaging techniques, enables substantial improvements in device cost, efficiency and performance. Optical engines based on this integrated approach have applications ranging from data centers to consumer products. POET is headquartered in Toronto, with operations in Ottawa, Silicon Valley, the United Kingdom, and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact:	Company Contact:
Shelton Group	Thomas R. Mika, EVP & CFO
Brett L. Perry	tm@poet-technologies.com
sheltonir@sheltongroup.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to receiving payments in connection with its sale of DenseLight, the success of the Company’s product development efforts, the expected results of its operations, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its development efforts, financing activities, receiving full payment for its sale of its DenseLight subsidiary, future growth, plans for and completion of projects by the Company’s third-party consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third-party relationships, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
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